Re:      Please vote AGAINST the Re-election of Directors Patience and Miller (Item 1) and FOR the Pro-Rata Vesting of Equity Awards upon a Change- in-Control (Item 5) at

Stericycle Inc.’s [NASDAQ:SRCL] annual shareholders meeting on May 23, 2018

Dear Fellow Stericycle Shareholders:

In light of the company’s enormously damaging billing scandal, we urge you to vote AGAINST the re-election of 21-year Audit Committee veteran John Patience and Director Mark Miller, Stericycle’s former chairman and CEO, at the company’s annual shareholder meeting on May 23. Claims that the company systematically and routinely overcharged customers for medical waste pick-ups for a decade have cost the company upwards of $300 million in legal settlements --equivalent to 64% of operating income in FY 2017.  The scandal, which reportedly is impacting customer retention and billing rates, has coincided with a 34% slide in the stock price since the problem was first reported in January 2013, and disclosed weaknesses in the company’s internal controls over financial reporting for the past three years.

We believe Directors Patience and Miller—the longest standing members of the board—serving 29 and 26 years respectively—are cornerstones of the company’s historically insular board and carry significant responsibilities for the billing scandal, which exposed serious flaws in the board’s oversight of risk management as well as legal and regulatory compliance.

Patience and Miller Bear Responsibility for the Aggressive Billing Scandal

Stericycle has been accused by state, federal and private customers of fraudulently increasing the rates of medical waste pick-ups – as much as 18% annually – by implementing, as far back as 2003, a plan to charge automatic price increases (APIs) without giving notice to clients and in violation of contract terms (which typically limited price increases to specified increases in operating costs).

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While Stericycle denies it defrauded customers, it has paid over $300 million in settlements and agreed to changes in its billing practices going forward.  For example, in settling a False Claims suit with the Attorney General of New York State in January 2013, for $2.4 million, Stericycle agreed to not apply any future APIs to New York government customers.  In the $295 million class action settlement reached in October 2017, Stericycle agreed to cap yearly price increases at 6% for existing contracts and at 8% for new ones.  These agreements strongly suggest Stericycle engaged in aggressive billing practices that have boomeranged on the company, its reputation, earnings and ultimately its investors.  Since the scandal first broke, shares have fallen more than 34% versus an 85% gain for the S&P500.  In fact, the stock lost nearly 15% on a single day in July 2016, reportedly because the company was forced to reveal that it was lowering its guidance for the year as billing caps on the rates the company charged its private clients were materially impacting financial results.

The reputational and legal blowbacks from the aggressive billing practices, whether fraudulent or not, raise serious questions over the performance of Miller, CEO from 1992 to 2013, and chairman from 2008 until last month.  The rate increases were not the result of a rogue salesman, but an enduring, large-scale practice that presumably had or ought to have been signed off by senior management.

The scandal also cast a shadow over the performance of the Audit Committee – its oversight of the company’s internal controls over legal and regulatory compliance and risk management policies and practices, as specified in its charter.  Claims that the company defrauded the government (and private clients) are among the most serious risks for a company involved in healthcare services and ought to have commanded the utmost attention from the Audit Committee.  The fact that such serious and costly allegations have emerged, suggests to us that the committee was not asking the tough questions of management – or questioning what were presumably above-normal profit margins.  While committee members Thomas Chen, Brian Anderson and Robert Murley joined the board after the legal actions were initiated – Chen in 2014 and both Murley and Anderson in 2017 – Patience has served on the committee since at least 1997 (as far back as electronic filings on SEC EDGAR are available) and on the board since 1989.1  Patience would thus bear the most responsibility for the Audit Committee’s oversight failures.2  Even if a case can be made that with tenure comes experience, in Patience’s case, the argument runs thin even without the billing scandal, as the company has yet to successfully remedy material weaknesses in its internal controls over financial reporting since first reported in its 2015 10-K.  In fact, this failure was largely responsible for driving the 32% vote against his re-election at last year’s annual shareholder meeting, something that went unaddressed in this year’s proxy statement – despite the ongoing material weaknesses.

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1 According to MSCI data, just 30 MSCI USA Index Audit Committee members have longer board tenure than Patience’s 29 years.

2 The only other current board member that has served on the committee is Brown, a director since 2008, and an Audit Committee member from 2009 to 2014.

Patience and Miller are the Backbone of an Insular Board

Critically, while recent director appointments have refreshed the board’s membership, they reinforce the ties that have historically bound this board, ones that centered on Miller, Patience, departing director Jack Schuler, and the Chicago area more generally.

Having founded the company through their private investment vehicle Crabtree Partners in 1989, Schuler and Patience appear to have assembled a board largely drawn from a limited pool of trusted business contacts.3  Miller, Schuler, Patience, Thomas Brown and former director Rod Dammeyer, for instance, have all served on other companies receiving early-stage funding from Crabtree Partners.  One of those companies, Accelerate Diagnostics Inc., not only has Brown, Schuler, Miller and Patience on the board, but also Frank ten Brink, who until last October was Stericycle’s Senior Vice President of Mergers & Acquisitions and is currently an executive consultant to the company.  Schuler, Patience and Miller have also served together on the board of Biodesix, and, along with fellow Stericycle director Brown and former nominating committee member and audit committee chair Dammeyer, on the board of Ventana Medical Systems. Dammeyer was also a director of Quidel, a company on whose board Schuler and Brown also served.  Moreover, Miller, Schuler, Brown and Chen all served in the executive ranks of Abbott Laboratories (where Schuler enjoyed a 22 year career before co-founding Stericycle).  These long-standing business relationships and inter-locking financial interests raise questions about the objectivity of the oversight provided.

Geographically, we note that all but one current director is based in the Chicago area, including the two most recent board appointees – Brian Anderson and Robert Murley (both of whom were identified by certain “outside directors,” according to the proxy statement).  Although Lynn Bleil, a new director since 2015, is employed in California, it is worth noting that she comes out of McKinsey & Company’s healthcare consultancy where Patience previously worked.  It should go without saying that such geographical concentration for an S&P500 company, particularly one that operates in 21 countries, is excessive and highly suggestive of a flawed recruitment process.

Critically, with Patience, Schuler and Dammeyer all members of the Audit Committee between 2003 and 2013 – the period covering the fraud allegations – and Brown a member from 2009 onwards, this insularity may have ultimately ended up costing the company the independent, objective oversight that ought to have prevented this costly scandal.

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3 Patience and Schuler served on the Nominating and Governance Committee from 2003 to 2016.  The company did not previously have a nominating committee.  Schuler also served as chairman of the board from 1990 until 2008, at which time he became the lead independent director.

Certainly, rigorous independent oversight is at a premium now, and with Patience and Miller remaining on the board, we fear the board has failed to demonstrate it is capable of adequately policing its own membership.  Patience’s departure from the Audit Committee, if not the board, is long overdue and the decision to re-appoint Miller to the board despite him stepping down as chairman not only marks a missed opportunity at refreshment but risks undermining Murley’s role as the new chairman.

Accordingly, we urge shareholders to Vote AGAINST the re-election of Patience and Miller.  We also urge investors to vote FOR Item 5, a shareholder proposal that seeks to prevent windfall awards accruing to executives in the event of a change-in-control.  The resolution recommends pro-rata rather than full-accelerated vesting of equity awards, and won support from 48.9% of shares cast for or against the resolution last year.

For more information, please contact Michael Pryce-Jones, Teamsters Capital Strategies at: 202- 624-8990 or by email at: mpryce-jones@teamster.org.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your              proxy card as it will not be accepted.

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